EXHIBIT 99.1

Tekmira Presents LNP Technology Innovations at Scientific Symposium

Highlights Include Advancements in LNP Potency, Lyophilization, and Subcutaneous Administration

VANCOUVER, British Columbia, May 15, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced that data demonstrating its ongoing lipid nanoparticle (LNP) technology innovations and manufacturing related advancements were presented at the 15th Annual TIDES Summit: Oligonucleotide and Peptide® Therapeutics from Research through Commercialization taking place in Boston, MA today.

"We are excited about the progress being made by Tekmira scientists, who are leading the continued innovation of LNP delivery to enable the field of RNAi therapeutics. Tekmira's presentation at the TIDES Summit highlights some of the recent innovations we have made surrounding our LNP technology platform, such as industry-leading LNP potency and new lyophilized formulations that maintain the potency of the liquid formulations. In addition, we are presenting data for the first time with formulations administered subcutaneously that further demonstrate our leadership in enabling RNAi therapeutics," said Dr. Mark J. Murray, Tekmira's President and CEO.

TKM-Ebola, an anti-Ebola viral therapeutic, is being developed under a contract with the U.S. Department of Defense's (DoD) Joint Project Manager Transformational Medical Technologies (JPM-TMT) Office, with a total contract value of approximately $140 million. Earlier preclinical studies were published in the medical journal The Lancet and demonstrated that when siRNA targeting the Ebola virus and delivered by Tekmira's LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

Tekmira's productive collaboration with the JPM-TMT was recently modified and expanded to include significant advances in LNP formulation technology since the initiation of the program in 2010. Some of the innovations highlighted in Tekmira's session at the TIDES Summit include:

  A new formulation, more potent than any LNP currently in clinical trials, is being incorporated into the TKM-Ebola program. This new TKM-Ebola LNP formulation has demonstrated significant increases in potency in non-human primates infected with the Zaire Ebola virus. At 0.5 mg/kg, 100% of the infected animals survived after receiving TKM-Ebola daily for seven days. The previous LNP formulation provided the same level of protection and 100% survival at 2 mg/kg.

  Tekmira scientists have developed a lyophilized (freeze-dried) LNP to eliminate cold-chain requirements and facilitate use in tropical climates. Importantly, the lyophilized LNP formulation also provided 100% survival in non-human primates infected with the Zaire Ebola virus with no loss in potency at 0.5 mg/kg dosed daily for seven days. At 0.2 mg/kg, 67% of infected non-human primates survived.

  Tekmira has also been working on LNP formulations that can provide significant potency when administered subcutaneously. Tekmira presented data demonstrating that LNP administered subcutaneously in a rodent model can knockdown a liver target by 96% at 1.0 mg/kg with a single administration or 67% knockdown at 0.5 mg/kg after a single administration. Tekmira believes this potent knockdown in the liver after subcutaneous administration compares favorably to other published data using conjugate delivery systems.

Tekmira continues to build upon its leadership position and invest in its RNAi technologies by making advancements in LNP potency, tolerability, biodistribution, targeting, process development, and manufacturing, as well as the evaluation of new RNAi payloads. These LNP innovations will support the advancement of multiple RNAi therapeutics — from both Tekmira and its partners — that address a wide variety of disease indications.

About JPM-TMT

JPM-TMT is a component of the U.S. Department of Defense's Joint Program Executive Office for Chemical and Biological Defense (JPEO-CBD). JPM-TMT aims to protect the Warfighter from emerging infectious diseases, genetically altered, and unknown biological threats. Through strategic investments and partnerships with innovative biotech firms, pharmaceutical corporations, other government agencies, and academic institutions, JPM-TMT facilitates the advanced development and acquisition of adaptable platform technologies, broad-spectrum medical countermeasures, and innovative systems to enhance our nation's biodefense response capability. For more information, visit www.jpmtmt.mil.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the effects of Tekmira's products on the treatment of infectious disease, including the Zaire Ebola virus; the veracity of recent innovations to Tekmira's LNP technology platform; the modifications to the TKM-Ebola contract with the U.S. DoD's JPM-TMT to integrate recent advancements in LNP formulation and manufacturing technology; and, the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the U.S. DoD's JPM-TMT.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer, infectious disease, including the Ebola Zaire virus, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the JPM-TMT; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's partners including the DoD, and others; Tekmira's financial position and its ability to execute on its business strategy; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's research and development capabilities and resources may not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer, infectious disease, including the Zaire Ebola virus, or other diseases; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated and may not generate results that warrant future development of the tested drug candidate; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; the FDA may not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; the DoD may reduce or cancel certain defense spending, including Tekmira's contract to develop TKM-Ebola; the FDA refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; Tekmira may not complete the work necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipated timeframe, or at all; Tekmira may not initiate a new TKM-Ebola Phase I clinical trial in the anticipated timeframe, or at all; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; payments received from third parties may not be sufficient to fund Tekmira's continued business plan as currently anticipated; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; Tekmira's cash runway may not extend into 2015 as anticipated, and may be substantially less than required to continue current operations; and the possibility that Tekmira may not have sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

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         Longview Communications Inc.
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